Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF SAYONA MINING LIMITED

Name	State or Other Jurisdiction of Incorporation or Organization
Sayona East Kimberley Pty Ltd	Australia
Sayona International Pty Ltd	Australia
Sayona Lithium Pty Ltd	Australia
9474-9454 Québec Inc.	Québec, Canada
Sayona Inc.	Québec, Canada
Sayona North Inc.	Québec, Canada
Sayona Québec Inc.	Québec, Canada
North American Lithium Inc.	Québec, Canada
Shock MergeCo Inc.	Delaware